

Mail Stop 3233

August 7, 2017

Via E-mail
Anthony Mifsud
Chief Financial Officer
Corporate Office Properties Trust and Corporate Office Properties, L.P.
6711 Columbia Gateway Drive, Suite 300
Columbia, MD 21046

> **Re: Corporate Office Properties Trust**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 001-14023**
>
> **Corporate Office Properties, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 333-189188**

Dear Mr. Mifsud:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 9A. Controls and Procedures, page 53

1.   Please amend your filing to provide separate reports on the conclusions reached regarding the effectiveness of disclosure controls and procedures for both COPT and COPLP.

<u>Consolidated Statements of Cash Flows, page F-10</u>

2. Please tell us your basis for characterizing leasing costs paid as an investing cash flow rather than an operating cash flow, given that your primary operations consist of leasing office space to tenants.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact William Demarest, Staff Accountant, at 202-551-3432 or me at 202-551-3429 with any questions.

      Sincerely,

      /s/ Kristi Marrone

      Kristi Marrone
      Staff Accountant
      Office of Real Estate
      & Commodities